NO ACT

PE
1-11-16



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


15008397

DIVISION OF
CORPORATION FINANCE

February 12, 2016

Shelly A. Heyduk
O'Melveny & Myers LLP
sheyduk@omm.com

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 2-12-16

Re: Alaska Air Group, Inc.
Incoming letter dated January 11, 2016

Dear Ms. Heyduk:

This is in response to your letter dated January 11, 2016 concerning the shareholder proposal submitted to Alaska by John Chevedden. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

February 12, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Alaska Air Group, Inc.
Incoming letter dated January 11, 2016

The proposal requests that the board adopt a "proxy access" bylaw with the procedures and criteria set forth in the proposal.

There appears to be some basis for your view that Alaska may exclude the proposal under rule 14a-8(i)(10). We note your representation that the board has adopted a proxy access bylaw that addresses the proposal's essential objective. Accordingly, we will not recommend enforcement action to the Commission if Alaska omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Jacqueline Kaufman
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



O'MELVENY & MYERS LLP

BEIJING
BRUSSELS
CENTURY CITY
HONG KONG
LONDON
LOS ANGELES
NEW YORK

610 Newport Center Drive, 17th Floor
Newport Beach, California 92660-6429

TELEPHONE (949) 823-6900
FACSIMILE (949) 823-6994
www.omm.com

SAN FRANCISCO
SEOUL
SHANGHAI
SILICON VALLEY
SINGAPORE
TOKYO
WASHINGTON, D.C.

OUR FILE NUMBER
11,140-14

WRITER'S DIRECT DIAL
(949) 823-7968

WRITER'S E-MAIL ADDRESS
sheyduk@omm.com

January 11, 2016

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Alaska Air Group, Inc.
Shareholder Proposal of John Chevedden
Securities Exchange Act of 1934 Rule 14a-8

Dear Ladies and Gentlemen:

We submit this letter on behalf of our client, Alaska Air Group, Inc., a Delaware corporation (the "Company"), which requests confirmation that the staff (the "Staff") of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "Commission") will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company omits the enclosed shareholder proposal (the "Proposal") and statement in support thereof (the "Supporting Statement") submitted by John Chevedden (the "Proponent") from the Company's proxy materials for its 2016 Annual Meeting of Stockholders (the "2016 Proxy Materials").

Pursuant to Rule 14a-8(j) under the Exchange Act, we have:

- filed this letter with the Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2016 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

A copy of the Proposal and Supporting Statement and the Proponent's cover letter submitting the Proposal are attached hereto as Exhibit A. Copies of other correspondence with the Proponent regarding the Proposal are attached hereto as Exhibit B. The Company has not received any other correspondence relating to the Proposal.

Pursuant to the guidance provided in Section F of *Staff Legal Bulletin No. 14F* (October 18, 2011), we ask that the Staff provide its response to this request to Shelly Heyduk, on behalf of the Company, at sheyduk@omm.com, and to the Proponent, at
*** FISMA & OMB Memorandum M-07-16 ***

I. SUMMARY OF THE PROPOSAL

On October 29, 2015, the Company received an email from the Proponent containing the Proposal and Supporting Statement for inclusion in the Company's 2016 Proxy Materials. The Proposal requests that the Company's Board of Directors (the "Board") adopt a "proxy access" bylaw pursuant to which any shareholder or group of shareholders would be permitted to nominate candidates for election to the Board, and the Company would be required to include in its proxy materials the name and certain information regarding such nominees, in each case pursuant to certain procedures described in the Proposal and provided that the shareholder or group owns at least 3% of the Company's outstanding common stock, including recallable loaned stock, continuously for at least three years before submitting the nomination. Under the Proposal, the number of shareholder-nominated candidates appearing in the Company's proxy materials may not exceed the greater of (A) two and (B) 25% of the directors then serving. *See* Exhibit A.

II. EXCLUSION OF THE PROPOSAL

A. Basis for Exclusion

As discussed more fully below, the Company believes that it may properly exclude the Proposal and Supporting Statement from its 2016 Proxy Materials in reliance on Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal.

B. The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(10) Because It Has Been Substantially Implemented by the Company

"Proxy Access" Bylaw Amendment

At a meeting of the Board held on December 9, 2015, the Board approved amendments to the Company's Amended and Restated Bylaws (the "Amended Bylaws") to provide a procedure enabling shareholders to nominate directors for inclusion in the Company's proxy materials, the same procedure sought by the Proposal. The Amended Bylaws were described in and filed as an exhibit to a Current Report on Form 8-K filed with the Commission on December 15, 2015. A copy of the Amended Bylaws is also attached hereto as Exhibit C. The Company believes the proxy access provision included in the Amended Bylaws satisfies the Proposal's essential objective of providing shareholders a meaningful proxy access right. Specifically, the proxy access procedure included in the Amended Bylaws permits a shareholder or group of shareholders who have owned 3% or more of the Company's common stock continuously for at least three years to include shareholder-nominated director candidates, representing up to the greater of two directors or 20% of the number of directors on the Board, in the Company's proxy statement and on its proxy card. The Company therefore believes that it may exclude the Proposal on the basis that the Amended Bylaws substantially implement the Proposal.

Rule 14a-8(i)(10) Background

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. In explaining the scope of a predecessor to Rule 14a-8(i)(10), the Commission said that the exclusion is "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." *See* Exchange Act Release No. 12598 (July 7, 1976) (discussing the rationale for adopting the predecessor of Rule 14a-8(i)(10), which provided as a substantive basis for omitting a shareholder proposal that "the proposal has been rendered moot by the actions of the management"). At one time, the Staff interpreted the predecessor rule narrowly, considering a proposal to be excludable only if it had been "'fully' effected" by the company. *See* Exchange Act Release No. 19135 at § II.B. 5 (Oct. 14, 1982). The Commission later recognized, however, that the Staff's narrow interpretation of the predecessor rule "may not serve the interests of the issuer's security holders at large and may lead to an abuse of the security holder proposal process," in particular by enabling proponents to argue "successfully on numerous occasions that a proposal may not be excluded as moot in cases where the company has taken most but not all of the actions requested by the proposal." *Id.* Accordingly, the Commission proposed in 1982 and adopted in 1983 a revised interpretation of the rule to permit the omission of proposals that had been "substantially implemented." *See* Exchange Act Release No. 20091 at § II.E.6 (Aug. 16, 1983) (indicating that the Staff's "previous formalistic application of" the predecessor rule "defeated its purpose" because the interpretation allowed proponents to obtain a shareholder vote on an existing company policy by changing only a few words). The Commission later codified this revised interpretation in Exchange Act Release No. 40018 at n.30 (May 21, 1998) (the "1998 Release"). Thus, when a company has already taken action to address the underlying concerns and essential objectives of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded. *See, e.g., General Electric Co.* (avail. Mar. 3, 2015); *Exelon Corp.* (avail. Feb. 26, 2010); *Exxon Mobil Corp. (Burt)* (avail. Mar. 23, 2009); *Anheuser-Busch Companies, Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. July 3, 2006); *Johnson & Johnson* (avail. Feb. 17, 2006); *Talbots Inc.* (avail. Apr. 5, 2002); *Exxon Mobil Corp.* (avail. Jan. 24, 2001); *Masco Corp.* (avail. Mar. 29, 1999); *The Gap, Inc.* (avail. Mar. 8, 1996).

Applying this standard, the Staff has noted that "a determination that a company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991). Even if a company's actions do not go as far as those requested by the shareholder proposal, however, they nonetheless may be deemed to "compare favorably" with the requested actions. *See, e.g., Walgreen Co.* (avail. Sept. 26, 2013) (permitting exclusion of a proposal requesting elimination of supermajority voting requirements in the company's governing documents where the company had eliminated all but one of the supermajority voting requirements.); *Johnson & Johnson* (avail. Feb. 17, 2006) (permitting exclusion of a proposal that requested the company to confirm the legitimacy of *all* current and future U.S. employees because the company had verified the legitimacy of 91% of its domestic workforce); *Masco Corp.* (avail. Mar. 29, 1999) (permitting exclusion of a proposal seeking adoption of a standard for independence of the company's outside directors because the company had adopted a standard that, unlike the one specified in the proposal, added the qualification that only material relationships with affiliates would affect a director's independence). In other words, a company can satisfy the substantial implementation standard under Rule 14a-8(i)(10) by satisfactorily addressing the underlying concerns and essential objectives of a shareholder proposal without implementing precisely the actions or achieving all of the objectives contemplated by the proposal.

Further, the Staff has indicated that a company need not implement a proposal in exactly the same manner set forth by the proponent. *See* 1998 Release at n.30 and accompanying test., In particular, the Staff has concurred that companies, when substantially implementing a shareholder proposal, may address aspects of implementation on which a proposal is silent or which may differ from the manner in which the proponent would implement the proposal. For example, in a number of cases, the Staff has concurred that a company has substantially implemented a shareholder proposal to effect specified action through an amendment to its bylaws or certificate of incorporation where the company imposed procedural requirements or limitations not contemplated by the shareholder proposal. For example, in *General Electric Company* (avail. Mar. 3, 2015), the company received a shareholder proposal requesting that the board adopt a proxy access bylaw permitting a shareholder or group thereof that has beneficially owned 3% or more of the company's outstanding stock continuously for at least three years to nominate directors to be included in the company's proxy materials, so long as the number of shareholder-nominated candidates appearing in the company's proxy materials does not exceed 20% of the number of directors then serving. The Staff concurred that the company had substantially implemented the proposal by adopting a proxy access bylaw that, while consistent in most respects with the shareholder proposal, also imposed additional restrictions not contemplated by the proposal, including: (1) a 20-shareholder cap on the number of shareholders who may aggregate to satisfy the 3% ownership threshold; and (2) several additional representations and undertakings required to be made by the nominating shareholder, including that the shareholder (a) will not distribute to any shareholder any form of proxy for the annual meeting other than the form distributed by the company, (b) intends to continue to own the requisite number of shares through the date of the annual meeting and for at least one year following the meeting and (c) will indemnify and hold harmless the company and each of its directors, officers and employees against specified losses arising from nominations submitted by the shareholder.

The Staff's conclusion in *General Electric Company* is consistent with prior Staff letters allowing companies to exclude shareholder proposals requesting that shareholders be accorded certain rights where the company had already provided for the rights on substantially similar terms but had imposed exceptions or limitations not contemplated by the shareholder proposals.

In *AGL Resources, Inc.* (avail. Mar. 5, 2015), the Staff agreed that the company had substantially implemented a proposal requesting that shareholders holding in the aggregate 25% of the company's stock be able to call a special meeting where the board also imposed a one-year holding period requirement for eligible shares. In *Bank of America Corp.* (avail. Dec. 15, 2010), the Staff agreed that the company had substantially implemented a proposal requesting that the board amend the company's governing documents to give holders of 10% of the company's stock the power to call a special meeting, where the board had adopted a bylaw giving holders of at least 10% of the company's stock the right to call a special meeting but imposed additional requirements not outlined in the proposal. The additional requirements included, among others, that shareholders requesting a special meeting must submit (a) a statement regarding the purpose of the meeting, which must be signed by shareholders owning the requisite number of shares, as well as (b) documentary evidence of each such shareholder's record and beneficial ownership of the stock. Similarly, in *Chevron Corp.* (avail. Feb. 19, 2008) and *Citigroup Inc.* (avail. Feb. 12, 2008), the Staff concurred that each company could exclude special meeting shareholder proposals under Rule 14a-8(i)(10) because each company had adopted a provision allowing shareholders to call a special meeting unless, among other things, an annual or special meeting that included the matters proposed to be addressed at the special meeting had been held within the preceding 12 months. *See also Hewlett-Packard Co.* (avail. Dec. 11, 2007) (allowing exclusion of a proposal requesting that the board permit shareholders to call a special meeting where the company proposed to adopt a bylaw allowing shareholders to call a special meeting unless the board determined in good faith that the business specified in the shareholders' request had been addressed at a meeting within the past 12 months or would be addressed at an annual meeting within 90 days); and *General Dynamics Corp.* (avail. Feb. 6, 2009) (concurring in the exclusion of a special meeting proposal with a 10% ownership threshold, where the company planned to adopt a special meeting by-law with an ownership of 10% for special meetings called by one shareholder and 25% for special meetings called by a group of shareholders)..

The Company's Bylaws Substantially Implement the Proposal

The Board's adoption of the Amended Bylaws on December 9, 2015 substantially implemented the proxy access procedure requested by the Proposal. As discussed further below, the Company believes the proxy access provision it has adopted compares favorably to, and addresses the essential objective of, the Proposal, notwithstanding any differences between the Proposal and the Company's proxy access provision.

- *Ownership Threshold; Holding Period*

The Proposal requires that a nominating shareholder must "have beneficially owned 3% or more of the Company's outstanding common stock, including recallable loaned stock, continuously for at least three years before submitting the nomination." Article II, Section 10(B) of the Amended Bylaws also requires that nominating shareholders satisfy a 3% ownership threshold, including recallable loaned stock, and a three-year holding period. Specifically, Article II, Section 10(B) provides that an "Eligible Stockholder" "must have owned (as defined below) the Required Ownership Percentage (as defined below) of the corporation's outstanding common stock (the 'Required Shares') continuously for the Minimum Holding Period (as defined below) as of both the date the Notice of Proxy Access Nomination is delivered to the Secretary of the corporation in accordance with this Section 10 and the close of business on the record date for determining the stockholders entitled to vote at the annual meeting of stockholders, and thereafter must continue to own the Required Shares through the date of such annual meeting (and any postponement or adjournment thereof)." For purposes of this provision, "Required Ownership Percentage" means "3% or more" and "Minimum Holding Period" means "3 years." In addition, for purposes of satisfying the ownership requirement, Section 10(B) also provides that "[a] stockholder's ownership of shares of common stock shall be deemed to continue during any period in which . . . the stockholder has loaned such shares, provided that the stockholder has the power to recall such loaned shares on three business days' notice and provides a representation to the corporation that it will promptly recall such loaned shares upon being notified that any of its Stockholder Nominees will be included in the corporation's proxy materials . . . ."

- *Number of Nominees*

The Proposal would limit "the number of shareholder-nominated candidates appearing in proxy materials" by capping that number at "one quarter of the directors then serving or two, whichever is greater." The Company's Amended Bylaws also provide a limit on the number of shareholder-nominated candidates. Article II, Section 10(D) of the Amended Bylaws provides that "[t]he maximum number of Stockholder Nominees nominated by all Eligible Stockholders that will be included in the corporation's proxy materials with respect to an annual meeting of stockholders shall be the greater of (1) 20% of the total number of Directors in office (rounded down to the nearest whole number) as of the last day on which a Notice of Proxy Access Nomination may be timely delivered pursuant to and in accordance with this Section 10 (the "Final Proxy Access Nomination Date"), or (2) two." Under both the Proposal and the Amended Bylaws, at least two shareholder-nominated candidates may be nominated by shareholders pursuant to the proxy access right and, based on the current size of the Company's Board, this is also the maximum number of shareholder-nominated candidates that may be nominated by shareholders pursuant to the proxy access right.

- *Aggregation Limit*

The Proposal would permit an "unrestricted number of shareholders" to aggregate their holdings of the Company's common stock for purposes of satisfying the 3% ownership threshold set forth in the Proposal. The Amended Bylaws also permit shareholders to aggregate their holdings for purposes of satisfying the ownership threshold, with a limit of 20 on the number of shareholders that may so aggregate. Specifically, Article II, Section 10(B) of the Amended Bylaws provides that "a stockholder or *an eligible group of no more than 20 stockholders*" (emphasis added) must have owned the Required Ownership Percentage (as defined in the Amended Bylaws) continuously for the Minimum Holding Period (as defined in the Amended Bylaws). The Amended Bylaws are similar in this respect to those in *General Electric Company*, where the company's bylaws imposed the same 20-shareholder aggregation limit, whereas the shareholder proposal provided for no such limit.

- *Required Shareholder Representations*

The Proposal would require a shareholder seeking to include nominees in the Company's proxy materials to "certify that (i) it will assume liability stemming from any legal or regulatory violation arising out of the Nominator's communications with the Company shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable laws and regulations if it uses soliciting material other than the Company's proxy materials; and (iii) to the best of its knowledge, the required shares were acquired in the ordinary course of business, not to change or influence control at the Company." Paragraphs 6(a), 7(a) and 7(c) of Article II, Section 10(F) of the Amended Bylaws contain precisely the same requirements.

The Amended Bylaws also require nominating shareholders to make several additional representations or undertakings, including that they (a) intend to continue to own the Required Shares (as defined in the Amended Bylaws) for at least one year following the date of the annual meeting of shareholders; (b) have not nominated and will not nominate another person for election to the Board at the annual meeting of shareholders other than the shareholder-nominated candidates being nominated pursuant to the proxy access provision in Article II, Section 10 of the Amended Bylaws; (c) have not engaged and will not engage in or be a "participant" in another person's "solicitation" within the meaning of Rule 14a-1(l) under the Exchange Act in support of anyone other than their shareholder-nominated candidates or the Board's nominees; (d) will not distribute any form of proxy for the annual meeting other than the form distributed by the Company; and (e) will indemnify and hold harmless the Company and its directors, officers and employees against specified losses arising out of the shareholders' nominations. *See* Paragraphs 6 and 7 of Article II, Section 10(F) of the Amended Bylaws. Many of these additional representations and undertakings are the same as those adopted by the company in *General Electric Company* even though the shareholder proposal in that situation was silent on those provisions. As further described above, in a number of cases the staff has concurred that a shareholder proposal was substantially implemented even where companies imposed procedural requirements or limitations not contemplated by the shareholder proposal.

- *Information Requirements*

The Proposal requires a nominating shareholder to "give the Company, within the period identified in its bylaws, written notice of the information required by the bylaws and any Securities and Exchange (SEC) rule about (i) the nominee, including consent to being named in proxy materials and to serving as director if elected; and (ii) the Nominator, including proof it owns the required shares." Article II, Section 10(F) of the Amended Bylaws specify the information that a nominating shareholder must provide to the Company about itself and each shareholder-nominated candidate, including the consent of each shareholder-nominated candidate to being named in the Company's proxy materials and to serving as a director if elected and evidence of the nominating shareholder's ownership of the required number of shares for the minimum holding period specified in the Amended Bylaws.

- *Disclosure Statement*

The Proposal permits the nominating shareholder to submit "a statement not exceeding 500 words in support of the nominee." Article II, Section 10(C) also provides that a nominating shareholder may submit "a written statement of the Eligible Stockholder, not to exceed 500 words, in support of the candidacy of the Stockholder Nominee(s), which must be delivered to the Secretary of the Corporation at the time the Notice of Proxy Access Nomination Required by this Section 10 is delivered (the "Statement")."

- *Priority Given to Multiple Nominations*

The Proposal provides that the Board should adopt procedures for determining "the priority given to multiple nominations exceeding the one-quarter limit." Article II, Section 10(D) provides such a procedure by providing that: "Any Eligible Stockholder submitting more than one Stockholder Nominee for inclusion in the corporation's proxy materials pursuant to this Section 10 shall rank such Stockholder Nominees based on the order that the Eligible Stockholder desires such Nominees to be selected for inclusion in the corporation's proxy materials in the event that the total number of Stockholder Nominees submitted by Eligible Stockholders pursuant to this Section 10 exceeds the maximum number of nominees provided for in this Section 10. In the event that the number of Stockholder Nominees submitted by Eligible Stockholders pursuant to this Section 10 exceeds the maximum number of nominees provided for in this Section 10, the highest ranking Stockholder Nominee who meets the requirements of this Section 10 from each Eligible Stockholder will be selected for inclusion in the corporation's proxy materials until the maximum number is reached, going in order of the amount (largest to smallest) of shares of the corporation's outstanding common stock each Eligible Stockholder disclosed as owned in its respective Notice of Proxy Access Nomination submitted to the corporation. If the maximum number is not reached after the highest ranking Stockholder Nominee who meets the requirements of this Section 10 from each Eligible Stockholder has been selected, this process will continue as many times as necessary, following the same order each time, until the maximum number is reached."

- *Other Restrictions*

The Proposal provides that "[n]o additional restrictions that do not apply to other board nominees should be placed on these nominations or re-nominations." While it is not entirely clear what "additional restrictions" are of concern to the Proponent, Section 10(H) of the Amended Bylaws does impose certain requirements on shareholder-nominated candidates that do not *expressly* apply to other Board nominees, including (a) that the shareholder-nominated candidate be independent according to applicable listing standards, (b) that election of a shareholder-nominated candidate shall not cause the Company to violate its Bylaws, Certificate of Incorporation, listing rules of the New York Stock Market or other applicable rule or regulation, (c) that the shareholder-nominated candidate not be an officer or director of a competitor, (d) that the shareholder-nominated candidate not be the named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses) or have been convicted of a criminal proceeding, or (e) that the shareholder-nominated candidate not be the subject of any order of the type specified in Rule 506(d) of Regulation D promulgated under the Securities Act of 1933.

The Company believes these additional restrictions are reasonable and should not be viewed as contravening the essential objective of the Proposal. The Board's director nominees are evaluated by the Governance and Nominating Committee and selected by the Board pursuant to a thorough vetting process, which includes annual directors' questionnaires and a detailed background check of each new director candidate. As part of this process, and to ensure compliance with the Company's policy set forth in Section 1.2 of its Corporate Governance Guidelines, the Governance and Nominating Committee and the Board consider, among other things, the candidate's independence, involvement in criminal proceedings, the candidate's affiliation with competitors of the Company and the existence of other facts or circumstances that could cause a violation of law or create a conflict of interest. The Board does not have the opportunity to follow the same vetting process for shareholder-nominated proxy access candidates. The practical effect of imposing the additional restrictions on proxy access nominees is to place proxy access candidates and Board nominated candidates on an equal footing, especially because all of those candidates would be included in the Company's proxy statement and on its proxy card.

The Company believes that the above comparisons of the actions requested by the Proposal and the proxy access provision in the Amended Bylaws adopted by the Board demonstrate that the Company has substantially implemented the Proposal. Consistent with the no-action letters described above, the Company believes that a proposal is substantially implemented if the Company's actions address the underlying concerns and essential objectives of the proposal even if the company has not implemented precisely the actions or achieved all of the objectives contemplated by the proposal. Therefore, notwithstanding that the Amended Bylaws differ from the Proposal in certain respects as described above, the Company believes that the Amended Bylaws satisfy the essential objectives of the Proposal—namely, providing that a shareholder or group of shareholders who have owned three percent or more of the Company's common stock continuously for at least three years may include in the Company's proxy statement and on the Company's proxy card no fewer than two shareholder-nominated candidates—and that the Proposal has been substantially implemented.

III. CONCLUSION

For the reasons discussed above, the Company believes that it may properly omit the Proposal and Supporting Statement from its 2016 Proxy Materials in reliance on Rule 14a-8(i)(10). As such, we respectfully request that the Staff concur with the Company's view and not recommend enforcement action to the Commission if the Company omits the Proposal and Supporting Statement from its 2016 Proxy Materials.

If we can be of further assistance in this matter, please do not hesitate to contact me at (949) 823-7968.

Sincerely,



Shelly A. Heyduk
of O'MELVENY & MYERS LLP

Attachments

OMM_US:74744149.1

cc: Mr. John Chevedden
Mr. Kyle Levine, Alaska Air Group, Inc.
Ms. Shannon Alberts, Alaska Air Group, Inc.

Exhibit A

See attached.

Shannon Alberts

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Thursday, October 29, 2015 5:18 PM
To: Shannon Alberts
Cc: Celia Watkins
Subject: Rule 14a-8 Proposal (ALK)``
Attachments: CCE29102015_15.pdf

Follow Up Flag: Follow up
Flag Status: Flagged

Dear Ms. Alberts,
Please see the attached rule 14a-8 proposal to enhance long-term shareholder value.
Sincerely,
John Chevedden

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

Ms. Shannon Alberts
Corporate Secretary
Alaska Air Group, Inc. (ALK)
19300 International Blvd.
Seattle, WA 98188
Phone: 206-392-5040
PH: 206-392-5102
FX: 206-392-5807

Dear Ms. Alberts,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is intended as a low-cost method to improve compnay performance. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



John Chevedden

October 27, 2015
Date

cc: Celia Watkins <Celia.Watkins@AlaskaAir.com>
PH: 206-431-7218
FX: 302-636-5454

[ALK – Rule 14a-8 Proposal, October 29, 2015]
Proposal [4] - Shareholder Proxy Access

RESOLVED: Shareholders ask our board of directors to adopt, and present for shareholder approval, a "proxy access" bylaw as follows:

Require the Company to include in proxy materials prepared for a shareholder meeting at which directors are to be elected the name, Disclosure and Statement (as defined herein) of any person nominated for election to the board by a shareholder or an unrestricted number of shareholders forming a group (the "Nominator") that meets the criteria established below.

Allow shareholders to vote on such nominee on the Company's proxy card.

The number of shareholder-nominated candidates appearing in proxy materials should not exceed one quarter of the directors then serving or two, whichever is greater. This bylaw should supplement existing rights under Company bylaws, providing that a Nominator must:

a) have beneficially owned 3% or more of the Company's outstanding common stock, including recallable loaned stock, continuously for at least three years before submitting the nomination;

b) give the Company, within the time period identified in its bylaws, written notice of the information required by the bylaws and any Securities and Exchange Commission (SEC) rules about (i) the nominee, including consent to being named in proxy materials and to serving as director if elected; and (ii) the Nominator, including proof it owns the required shares (the "Disclosure"); and

c) certify that (i) it will assume liability stemming from any legal or regulatory violation arising out of the Nominator's communications with the Company shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable laws and regulations if it uses soliciting material other than the Company's proxy materials; and (iii) to the best of its knowledge, the required shares were acquired in the ordinary course of business, not to change or influence control at the Company.

The Nominator may submit with the Disclosure a statement not exceeding 500 words in support of the nominee (the "Statement"). The Board should adopt procedures for promptly resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaw and applicable federal regulations, and the priority given to multiple nominations exceeding the one-quarter limit. No additional restrictions that do not apply to other board nominees should be placed on these nominations or re-nominations.

The Security and Exchange Commission's universal proxy access Rule 14a-11 was unfortunately vacated by 2011 a court decision. Therefore, proxy access rights must be established on a company-by-company basis.

Subsequently, *Proxy Access in the United States: Revisiting the Proposed SEC Rule*), a cost-benefit analysis by the CFA Institute (Chartered Financial Analyst), found proxy access would "benefit both the markets and corporate boardrooms, with little cost or disruption," raising US market capitalization by up to $140 billion.

Please vote to enhance shareholder value:
Shareholder Proxy Access – Proposal [4]

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsors this proposal.

Please note that the title of the proposal is part of the proposal. The title is intended for publication.

If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication based on its own discretion, please obtain a written agreement from the proponent.

If there is a company response to this proposal that would introduce for discussion enabling governance text – it would be better to include governance text of less than 1000-words in plain English.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email

*** FISMA & OMB Memorandum M-07-16 ***

Exhibit B

See attached.

Shannon Alberts

From: Shannon Alberts
Sent: Monday, November 02, 2015 5:56 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Cc: Kyle Levine; Jeanne Gammon
Subject: RE: Rule 14a-8 Proposal (ALK)``

Dear Mr. Chevedden:

This is to acknowledge that we received your proposal on October 29.

Sincerely,
Shannon Alberts

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Thursday, October 29, 2015 5:18 PM
To: Shannon Alberts
Cc: Celia Watkins
Subject: Rule 14a-8 Proposal (ALK)``

Dear Ms. Alberts,
Please see the attached rule 14a-8 proposal to enhance long-term shareholder value.
Sincerely,
John Chevedden

Shannon Alberts

From: Jeanne Gammon
Sent: Thursday, November 12, 2015 3:27 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Cc: Shannon Alberts; Kyle Levine
Subject: Request Letter re ALK Rule 14a-8 Proposal
Attachments: 11-10-15 Chevedden - Request Letter.pdf

Mr. Chevedden – Attached for your records is a copy of the request letter we mailed to you via Federal Express on November 10.

Warm regards,

Jeanne

Jeanne Gammon, CEP
Manager, Stock Plan and Shareholder Services
Alaska Airlines, Inc.
206.392.5719